GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lump r, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

Exemption No. 82-4962

RECEIVED 2007 APR -5 A 8:33 OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 April 2007

07022279

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

SUPPL

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the Status Report on Genting Berhad's ("GB") ADR Programme as of 31 March 2007 for filing pursuant to exemption no. 82-4962 granted to GB under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls..
\\GB\SYS\USERS\SEC\ELIE\Letters\ADR.doc

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

dw 4/6

bcc. The Bank of New York
101 Barclay Street
New York, NY 10286
Fax No: 001-212-571-3050

Attention: Ms Violet Pagan/Ms Karyn Hairston

Messrs Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, DE 19715
Fax No: 001-302-738-7210

Attention: Mr Donald J. Publisi

Exemption N(. 82-4962

GENTING BERHAD ("GB")

LEVEL I AMERICAN DEPOSITORY RECEIPT PROGRAMME
STATUS REPORT AS OF 31 MARCH 2007

	Number	*Name*	*Percentage of securities against issued and paid-up capital of GB*
Custodian	1	Malayan Banking Berhad, Kuala Lumpur (Local Custodian)	
Securities	525,000	-	0.071%

GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Exemption No. 82-4962

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

2 April 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy each of the announcements for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934 :

(1) Reply to query from Bursa Malaysia on the Article entitled : "Genting Int to buy S'pore Casino Stake from Star Cruises".

(2) Announcement made by CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) on behalf of the Company in respect of the Entitlements (Notice of Book Closure).

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

Exemption No. 82-4962

Form Version 2.0

General Announcement

Ownership transfer to GENTING on 29-03-2007 04:04:48 PM
Submitted by GENTING on 29-03-2007 05:22:02 PM
Reference No GG-070329-C500A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ○ **Announcement** ● **Reply to query**
* Reply to Bursa Malaysia's Query Letter - Reference ID : **NS-070328-55167**
* Subject :

ARTICLE ENTITLED : "GENTING INT TO BUY S'PORE CASINO STAKE FROM STAR CRUISES"

* **Contents :-**

We refer to your letter dated 28 March 2007 pertaining to the news article appearing in The New Straits Times, Biznews Section, page 46, on Wednesday, 28 March 2007.

Enclosed is an announcement by Genting International P.L.C. dated 27 March 2007 pertaining to the subject matter for your attention :

270307 AcquisitionRWS.pc

Yours faithfully
GENTING BERHAD

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Exemption No. 82-4962

Genting International

Genting International P.L.C.
(Incorporated in the Isle of Man No. 24706C)

ANNOUNCEMENT

THE PROPOSED ACQUISITION BY STAR EAGLE HOLDINGS LIMITED (A WHOLLY OWNED SUBSIDIARY OF GENTING INTERNATIONAL P.L.C.) OF STAR CRUISES LIMITED'S 25% EQUITY INTEREST IN RESORTS WORLD AT SENTOSA PTE. LTD.

1. Introduction

1.1 Further to the announcement dated 4 March 2007, the board of directors of Genting International PLC (**"GIPLC"** or the **"Company"**) wishes to announce that it has entered into an agreement dated 27 March 2007 (**"RWS Share Purchase Agreement"**) with Star Cruises Limited (**"SCL"**) whereby GIPLC has, through its wholly-owned subsidiary, Star Eagle Holdings Limited (**"SEHL"**) agreed to acquire SCL's 175,000,000 ordinary shares representing 25% equity interest in Resorts World at Sentosa Pte. Ltd. (**"RWS"**) held through its wholly-owned subsidiary Star Cruises Asia Holding Ltd. (**"SCAHL"**) for a purchase consideration of S$255 million (the **"Acquisition"**).

1.2 As SCL is an associate of Resorts World Bhd (**"RWB"**) and Genting Berhad (**"GB"**), a controlling shareholder of the Company, the Acquisition constitutes an "Interested Person Transaction" under Chapter 9 of the Singapore Exchange Securities Trading Limited's (**"SGX-ST"**) Listing Manual and is subject to the approval of independent shareholders of the Company pursuant to Rule 906 of the Listing Manual.

2. Information on RWS

2.1 RWS is incorporated in Singapore in 2005. On 8 December 2006, RWS was awarded the right to develop an integrated resort project on Sentosa Island (**"IR Project"**) by the Singapore Government. SEHL and SCAHL currently own 75% and 25% of the issued and paid up share capital of RWS, respectively. To date, the equity investment in RWS by SEHL and SCAHL amount to S$700 million in aggregate.

3. Purchase Consideration

3.1 The purchase consideration for the Acquisition of S$255 million (**"Consideration"**) was determined at arm's length and on a willing buyer-willing seller basis. The Consideration was calculated on the basis of a reimbursement of S$175 million of all the cash amount contributed by SCAHL towards the IR Project to date plus an amount of S$80 million representing payment for SCAHL's expenses incurred in the bidding process for the IR Project and opportunity goodwill.

3.2 The Consideration was arrived at after negotiations between the parties having regard to *inter alia*, the prospects of the IR Project, the contribution of the parties to the successful bid for the IR Project and the benefits of having GIPLC as sole owner of RWS.

3.3 The Company intends to finance the Consideration through internal resources and external borrowings.

Genting International

Exemption No. 82-496

Genting International P.L.C.
(Incorporated in the Isle of Man No. 24706C)

4. RWS Share Purchase Agreement

4.1 Under the RWS Share Purchase Agreement, in consideration of the payment of the Consideration, SCAHL shall sell, and SEHL shall purchase, 175,000,000 ordinary shares in the capital of RWS free of any encumbrance.

4.2 The RWS Share Purchase Agreement is conditional upon:

4.2.1 the passing of an ordinary resolution by the independent shareholders of GIPLC to approve the Acquisition;

4.2.2 the passing of an ordinary resolution by the independent shareholders of SCL to approve the Acquisition;

4.2.3 the grant of a written consent to the Acquisition by DBS Bank Ltd. and Oversea-Chinese Banking Corporation Limited (the "**Lenders**") pursuant to the terms of the S$192,500,000 bank guarantee facility granted to the Company by the Lenders dated 27 February 2007 (the "**Facility**") and the issue of an acknowledgement in writing by the Lenders that SCL and the SCAHL will be released from all their obligations under the Facility; and

4.2.4 the termination of the deed of guarantee and indemnity entered into by SCL and GIPLC in favour of Oversea-Chinese Banking Corporation Limited (the "**Bank**") dated 20 September 2006 (the "**Deed of Guarantee**") and the issue by the Bank of an irrevocable release of SCL and the SCAHL from their respective liability under the Deed of Guarantee.

4.3 Sentosa Development Corporation, the lessor of the land for the IR Project, had given its written consent to the Acquisition on 9 March 2007.

5. Rationale for the Acquisition

5.1 The board of GIPLC is of the view that the Acquisition is in the best interests of GIPLC and its shareholders for the following reasons:-

5.1.1 GIPLC will have full control over the IR Project and this will expedite decision making and increase the flexibility of GIPLC in executing the IR Project. It would also potentially help to simplify GIPLC's application process for a casino license for the IR Project in due course.

5.1.2 GIPLC is comfortable with financing the entire IR Project and the Company is confident that it would be able to secure the necessary funding for this purpose.

5.1.3 GIPLC is confident and optimistic about the prospects of the IR Project.

Genting International Exemption No. 82-4962

Genting International P.L.C.
(Incorporated in the Isle of Man No. 24706C)

6. **Financial Effects of the Acquisition**

The financial effects set out below are for illustration only and are not necessarily indicative of the financial position and/or results of the Company after the completion of the Acquisition.

6.1 Net tangible liabilities ("NTL") per share

For purposes of illustration, assuming that the Acquisition had been effected at the end of the financial year ended 31 December 2006 (**"FY2006"**), its estimated effect on the consolidated NTL per share of GIPLC as at 31 December 2006 would have been as follows:

	As at 31 December 2006	
	Before Acquisition	**After Acquisition***
Consolidated NTL attributable to shareholders (S$'000)	(920,790)	(1,000,786)
Number of shares	5,441,255,427	5,441,255,427
Consolidated NTL per share attributable to shareholders (Singapore cents)	(16.9)	(18.4)

** Based on consolidated NTL position as at 31 December 2006 adjusted for increase in share capital of RWS subsequent to 31 December 2006.*

GIPLC is in a consolidated NTL position as at 31 December 2006 mainly due to the intangible assets of S$2.2 billion arising pursuant to GIPLC's acquisition of Stanley Leisure plc and its subsidiaries. The said intangible assets comprise goodwill, licenses and other acquired intangibles.

6.2 Earnings per share

Assuming that the Acquisition had been effected at the beginning of FY2006, the Acquisition would not have had a material impact on the consolidated earnings per share of GIPLC for FY2006.

Genting International

Exemption No. 82-4962

Genting International P.L.C.
(Incorporated in the Isle of Man No. 24706C)

7. Relative Figures Computed Pursuant to Rule 1006 of the Listing Manual

The relative figures computed pursuant to Rule 1006 of the Listing Manual below are based on the audited consolidated financial statements of GIPLC for FY2006 and its market capitalisation as at 26 March 2007.

Rule 1006(a)	Not applicable
Rule 1006(b)	< 0.1%
Rule 1006(c)	5.3%
Rule 1006(d)	Not applicable

8. Directors' and Substantial Shareholders' Interests in the Acquisition.

8.1 RWB is the holding company of Resorts World Limited, which in turn is a substantial shareholder of GIPLC.

8.2 The Executive Chairman of GIPLC, Tan Sri Lim Kok Thay is the Chairman, President and Chief Executive, shareholder and share option holder of GB and SCL respectively and is also the Chairman and Chief Executive, shareholder and share option holder of RWB. He has a deemed interest in the units of the Golden Hope Unit Trust ("GHUT") of which Golden Hope Limited ("GHL") is acting as its trustee, by virtue of him being a beneficiary of a discretionary trust which holds the units in the GHUT. He is also a director of GHL and Joondalup Limited. GHL as trustee of the GHUT holds 9.9% of the issued share capital of GIPLC and 34.9% of the issued share capital of SCL. Joondalup Limited, which is wholly-owned by Tan Sri Lim Kok Thay holds 7.6% of the issued share capital of SCL.

8.3 Tan Sri Lim Kok Thay is a director of RWS.

8.4 Mr Justin Tan Wah Joo, the Managing Director of GIPLC, is also a shareholder and share option holder of GB and SCL and a share option holder of RWB. He is also a director of RWS.

8.5 Save as disclosed herein, none of the Directors or substantial shareholders of GIPLC has any interest, direct or indirect, in the Acquisition other than through their respective shareholdings in GIPLC.

9. Advisors

9.1 CIMB-GK Securities Pte. Ltd. has been appointed as financial adviser to the Company for the Acquisition.

Exemptio 1 No. 82-4962

Genting International

Genting International P.L.C.
(Incorporated in the Isle of Man No. 24706C)

9.2 PrimePartners Corporate Finance Pte Ltd ("IFA") has been appointed as the independen financial adviser to the Independent Directors of the Company in connection with the Acquisition.

10. Audit Committee Statement

10.1 The Audit Committee of GIPLC will be seeking the advice of the IFA before forming its recommendation to independent shareholders of the Company which will be announcec in due course.

10.2 The advice of the IFA and the recommendation of the Audit Committee on the Acquisition will be set out in the circular to shareholders of the Company to be despatched by the Company ("**Circular**") in due course.

11. Interested Person Transactions ("IPT")

11.1 The Acquisition is an IPT (as defined in the SGX-ST Listing Manual) for the curren financial year ending 31 December 2007. Including this transaction, the aggregate transaction value of IPTs with SCL and/or its subsidiaries for 2007 todate, excluding transactions less than S$100,000 and those falling within the general mandate for IPTs granted by shareholders of the Company (which was renewed on 27 April 2006), amounts to S$278.0 million.

12. Miscellaneous

12.1 Further details of the Acquisition and a Notice of Extraordinary General Meeting will be set out in the Circular to be despatched to shareholders of the Company in due course.

12.2 A copy of the RWS Share Purchase Agreement is available for inspection during norma business hours at the Company's registered office and at 9 Penang Road, #13-26 Park Mall, Singapore 238459 for three (3) months from the date of this announcement.

For and on behalf of the Board of
GENTING INTERNATIONAL P.L.C

Mr Justin Tan Wah Joo
Managing Director

27 March 2007

Form Version 2.0

Entitlements (Notice of Book Closure)

(Submitted)

Exemption No. 82-4962

(*) Indicates a mandatory field. Please fill in all the necessary information.

Main Board/ Second Board Company
New Announcement

	Submitting Merchant Bank (if applicable)	: CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)
	Submitting Secretarial Firm Name (If applicable)	:
*	Company name	: GENTING BERHAD
*	Stock name	: GENTING
*	Stock code	: 3182
*	Entitlement date	:13/04/2007
*	Entitlement time	:05:00:00 PM
*	Entitlement subject	:Others
*	Entitlement description	:

Share split involving the subdivision of each ordinary share of RM0.50 each into 5 ordinary shares of RM0.10 each ("Split Shares")

Period of interest payment	: to
Financial Year End	:
Share transfer book & register of members will be closed from	: to
	(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Genting Management and Consultancy Services Sdn Bhd
23rd Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur
Tel. No.: 603-2178 2288/603-2333 2266

	Payment date	:
*	A depositor shall qualify for the entitlement only in respect of:	
	a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:13/04/2007
	b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:03/04/2007
	c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.	
	Number of new shares/securities issued (units) (If applicable)	:
*	Entitlement indicator	:Ratio
*	Ratio	:5 : 1
	Rights Issues/Offer Price	:

END

Remarks

In accordance with the Listing Requirements of Bursa Malaysia Securities Berhad, the date of listing of and quotation for the Split Shares will be on 16 April 2007, being the market day after the books closing date.

Genting Berhad's registrar will issue and despatch notices of allotment to the entitled shareholders by 20 April 2007.